Exhibit 99.1
Interim Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2006
EnCana Corporation
U.S. DOLLARS

Third quarter report
for the period ended September 30, 2006
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2006	2005	2006	2005

REVENUES, NET OF ROYALTIES	(Note 3)
Upstream		$2,762	$2,680	$8,202	$7,013
Market Optimization		731	1,112	2,272	2,850
Corporate — Unrealized gain (loss) on risk management		428	(810)	1,921	(1,457)

		3,921	2,982	12,395	8,406

EXPENSES	(Note 3)
Production and mineral taxes		79	107	269	291
Transportation and selling		163	137	467	400
Operating		420	371	1,227	986
Purchased product		677	1,083	2,160	2,783
Depreciation, depletion and amortization		791	670	2,346	2,018
Administrative		54	78	187	205
Interest, net	(Note 6)	83	219	254	420
Accretion of asset retirement obligation	(Note 10)	13	9	37	27
Foreign exchange (gain) loss, net	(Note 7)	—	(212)	(158)	(61)
Stock-based compensation — options		—	4	—	12
(Gain) on dispositions	(Note 5)	(304)	—	(321)	—

		1,976	2,466	6,468	7,081

NET EARNINGS BEFORE INCOME TAX		1,945	516	5,927	1,325
Income tax expense	(Note 8)	602	168	1,519	365

NET EARNINGS FROM CONTINUING OPERATIONS		1,343	348	4,408	960
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 4)	15	(82)	581	100

NET EARNINGS		$1,358	$266	$4,989	$1,060

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 13)
Basic		$1.66	$0.41	$5.32	$1.10
Diluted		$1.63	$0.40	$5.21	$1.07

NET EARNINGS PER COMMON SHARE	(Note 13)
Basic		$1.68	$0.31	$6.02	$1.21
Diluted		$1.65	$0.30	$5.90	$1.19

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2006	2005

RETAINED EARNINGS, BEGINNING OF YEAR		$9,481	$7,935
Net Earnings		4,989	1,060
Dividends on Common Shares		(226)	(174)
Charges for Normal Course Issuer Bid	(Note 11)	(2,450)	(1,495)
Charges for Shares Repurchased and Held		—	(147)

RETAINED EARNINGS, END OF PERIOD		$11,794	$7,179

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2006	2005

ASSETS
Current Assets
Cash and cash equivalents		$134	$105
Accounts receivable and accrued revenues		1,467	1,851
Risk management	(Note 14)	1,293	495
Inventories		152	103
Assets of discontinued operations	(Note 4)	203	1,050

		3,249	3,604

Property, Plant and Equipment, net	(Note 3)	28,489	24,881
Investments and Other Assets		580	496
Risk Management	(Note 14)	243	530
Assets of Discontinued Operations	(Note 4)	—	2,113
Goodwill		2,617	2,524

	(Note 3)	$35,178	$34,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,163	$2,741
Income tax payable		989	392
Risk management	(Note 14)	60	1,227
Liabilities of discontinued operations	(Note 4)	71	438
Current portion of long-term debt	(Note 9)	—	73

		3,283	4,871

Long-Term Debt	(Note 9)	6,227	6,703
Other Liabilities		86	93
Risk Management	(Note 14)	5	102
Asset Retirement Obligation	(Note 10)	929	816
Liabilities of Discontinued Operations	(Note 4)	—	267
Future Income Taxes		6,162	5,289

		16,692	18,141

Shareholders’ Equity
Share capital	(Note 11)	4,748	5,131
Paid in surplus		151	133
Retained earnings		11,794	9,481
Foreign currency translation adjustment		1,793	1,262

		18,486	16,007

		$35,178	$34,148

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,343	$348	$4,408	$960
Depreciation, depletion and amortization		791	670	2,346	2,018
Future income taxes	(Note 8)	401	13	690	(661)
Cash tax on sale of assets	(Note 5)	49	—	49	591
Unrealized (gain) loss on risk management	(Note 14)	(428)	809	(1,919)	1,454
Unrealized foreign exchange (gain) loss		4	(202)	(79)	(79)
Accretion of asset retirement obligation	(Note 10)	13	9	37	27
(Gain) on dispositions		(304)	—	(321)	—
Other		14	176	90	262

Cash flow from continuing operations		1,883	1,823	5,301	4,572
Cash flow from discontinued operations		11	108	99	344

Cash flow		1,894	1,931	5,400	4,916
Net change in other assets and liabilities		21	(160)	48	(174)
Net change in non-cash working capital from continuing operations		(247)	(579)	3,305	(652)
Net change in non-cash working capital from discontinued operations		(13)	23	(2,476)	(76)

		1,655	1,215	6,277	4,014

INVESTING ACTIVITIES
Capital expenditures	(Note 3)	(1,486)	(1,617)	(5,350)	(4,563)
Proceeds on disposal of assets	(Note 5)	377	34	634	2,493
Cash tax on sale of assets	(Note 5)	(49)	—	(49)	(591)
Net change in investments and other		(56)	35	(38)	27
Net change in non-cash working capital from continuing operations		(18)	(352)	(169)	99
Discontinued operations		—	(111)	2,377	(246)

		(1,232)	(2,011)	(2,595)	(2,781)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		470	1,691	(512)	976
Issuance of long-term debt		—	428	—	428
Repayment of long-term debt		(73)	(958)	(73)	(959)
Issuance of common shares	(Note 11)	39	86	140	270
Purchase of common shares	(Note 11)	(900)	(452)	(2,973)	(2,114)
Dividends on common shares		(80)	(64)	(226)	(174)
Other		2	(105)	(9)	(108)

		(542)	626	(3,653)	(1,681)

DEDUCT: FOREIGN EXCHANGE (GAIN) LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	4	—	2

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(119)	(174)	29	(450)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		253	317	105	593

CASH AND CASH EQUIVALENTS, END OF PERIOD		$134	$143	$134	$143

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.
2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
3. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization purchases substantially all of the Company’s North American Upstream production for sale to third party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 4.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$2,762	$2,680	$731	$1,112
Expenses
Production and mineral taxes	79	107	—	—
Transportation and selling	159	133	4	4
Operating	401	348	18	24
Purchased product	—	—	677	1,083
Depreciation, depletion and amortization	770	649	3	2

Segment Income (Loss)	$1,353	$1,443	$29	$(1)

		Corporate *		Consolidated
		2006	2005	2006	2005

Revenues, Net of Royalties		$428	$(810)	$3,921	$2,982
Expenses
Production and mineral taxes		—	—	79	107
Transportation and selling		—	—	163	137
Operating		1	(1)	420	371
Purchased product		—	—	677	1,083
Depreciation, depletion and amortization		18	19	791	670

Segment Income (Loss)		$409	$(828)	1,791	614

Administrative				54	78
Interest, net				83	219
Accretion of asset retirement obligation				13	9
Foreign exchange (gain) loss, net				—	(212)
Stock-based compensation — options				—	4
(Gain) on divestitures	(Note 5)			(304)	—

				(154)	98

Net Earnings Before Income Tax				1,945	516
Income tax expense				602	168

Net Earnings From Continuing Operations				$1,343	$348

* For the three months ended September 30, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$428	$(810)
Operating Expenses and Other — Corporate	—	1

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$428	$(809)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

Upstream	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,876	$1,807	$811	$797
Expenses
Production and mineral taxes	27	24	52	83
Transportation and selling	95	84	64	49
Operating	266	207	64	56
Depreciation, depletion and amortization	541	485	222	157

Segment Income	$947	$1,007	$409	$452

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$75	$76	$2,762	$2,680
Expenses
Production and mineral taxes	—	—	79	107
Transportation and selling	—	—	159	133
Operating	71	85	401	348
Depreciation, depletion and amortization	7	7	770	649

Segment Income (Loss)	$(3)	$(16)	$1,353	$1,443

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended September 30)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,302	$1,317	$735	$726	$2,037	$2,043
Expenses
Production and mineral taxes	18	19	47	77	65	96
Transportation and selling	74	70	64	49	138	119
Operating	157	134	64	56	221	190

Operating Cash Flow	$1,053	$1,094	$560	$544	$1,613	$1,638

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$574	$490	$76	$71	$650	$561
Expenses
Production and mineral taxes	9	5	5	6	14	11
Transportation and selling	21	14	—	—	21	14
Operating	109	73	—	—	109	73

Operating Cash Flow	$435	$398	$71	$65	$506	$463

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$75	$76	$2,762	$2,680
Expenses
Production and mineral taxes	—	—	79	107
Transportation and selling	—	—	159	133
Operating	71	85	401	348

Operating Cash Flow	$4	$(9)	$2,123	$2,092

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$8,202	$7,013	$2,272	$2,850
Expenses
Production and mineral taxes	269	291	—	—
Transportation and selling	450	390	17	10
Operating	1,177	936	49	53
Purchased product	—	—	2,160	2,783
Depreciation, depletion and amortization	2,282	1,957	8	7

Segment Income (Loss)	$4,024	$3,439	$38	$(3)

		Corporate *	Consolidated
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,921	$(1,457)	$12,395	$8,406
Expenses
Production and mineral taxes	—	—	269	291
Transportation and selling	—	—	467	400
Operating	1	(3)	1,227	986
Purchased product	—	—	2,160	2,783
Depreciation, depletion and amortization	56	54	2,346	2,018

Segment Income (Loss)	$1,864	$(1,508)	5,926	1,928

Administrative			187	205
Interest, net			254	420
Accretion of asset retirement obligation			37	27
Foreign exchange (gain) loss, net			(158)	(61)
Stock-based compensation — options			—	12
(Gain) on dispositions	(Note 5)		(321)	—

			(1)	603

Net Earnings Before Income Tax			5,927	1,325
Income tax expense			1,519	365

Net Earnings From Continuing Operations			$4,408	$960

*	For the nine months ended September 30, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$1,921	$(1,457)
Operating Expenses and Other — Corporate	(2)	3

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$1,919	$(1,454)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

Upstream	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$5,617	$4,747	$2,356	$2,071
Expenses
Production and mineral taxes	96	75	173	216
Transportation and selling	268	256	182	134
Operating	753	599	207	148
Depreciation, depletion and amortization	1,606	1,416	648	516

Segment Income	$2,894	$2,401	$1,146	$1,057

Transportation and selling for the United States includes a one time payment in the first quarter of 2006 of $14 million to terminate a long-term physical delivery contract.

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$229	$195	$8,202	$7,013
Expenses
Production and mineral taxes	—	—	269	291
Transportation and selling	—	—	450	390
Operating	217	189	1,177	936
Depreciation, depletion and amortization	28	25	2,282	1,957

Segment Income (Loss)	$(16)	$(19)	$4,024	$3,439

Upstream Geographic and Product Information (Continuing Operations) (For the nine months ended September 30)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$4,039	$3,634	$2,148	$1,891	$6,187	$5,525
Expenses
Production and mineral taxes	69	56	159	198	228	254
Transportation and selling	212	211	182	134	394	345
Operating	463	377	207	148	670	525

Operating Cash Flow	$3,295	$2,990	$1,600	$1,411	$4,895	$4,401

Transportation and selling for the United States includes a one time payment in the first quarter of 2006 of $14 million to terminate a long-term physical delivery contract.

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,578	$1,113	$208	$180	$1,786	$1,293
Expenses
Production and mineral taxes	27	19	14	18	41	37
Transportation and selling	56	45	—	—	56	45
Operating	290	222	—	—	290	222

Operating Cash Flow	$1,205	$827	$194	$162	$1,399	$989

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$229	$195	$8,202	$7,013
Expenses
Production and mineral taxes	—	—	269	291
Transportation and selling	—	—	450	390
Operating	217	189	1,177	936

Operating Cash Flow	$12	$6	$6,306	$5,396

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Upstream Core Capital
Canada	$864	$909	$3,166	$2,780
United States	576	471	1,746	1,349
Other Countries	12	10	51	39

	1,452	1,390	4,963	4,168

Upstream Acquisition Capital
Canada	1	3	30	26
United States	11	176	268	191

	12	179	298	217

Market Optimization	2	14	40	129
Corporate	20	34	49	49

Total	$1,486	$1,617	$5,350	$4,563

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		September 30,	December 31,	September 30,	December 31,
		2006	2005	2006	2005

Upstream		$28,051	$24,247	$32,512	$28,858
Market Optimization		161	371	387	597
Corporate		277	263	2,076	1,530
Assets of Discontinued Operations	(Note 4)			203	3,163

Total		$28,489	$24,881	$35,178	$34,148

4. DISCONTINUED OPERATIONS
Midstream
On December 13, 2005, EnCana completed the sale of its Midstream natural gas liquids processing operations for total proceeds of $625 million (C$720 million). The natural gas liquids processing operations included various interests in a number of processing and related facilities as well as a marketing entity. A gain on sale of approximately $370 million, after-tax, was recorded.
During the fourth quarter of 2005, EnCana decided to divest of its natural gas storage operations. EnCana’s natural gas storage operations include the 100 percent interest in the AECO storage facility as well as facilities in the United States. On March 6, 2006, EnCana announced that it had reached an agreement to sell the gas storage operations for $1.5 billion. The sale, to a single purchaser, which is subject to closing conditions and applicable regulatory approvals, is expected to close in two stages. On May 12, 2006, the first stage of the sale was closed for proceeds of $1.3 billion. The second stage will close following receipt of regulatory approvals, expected to be later in 2006.
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in relation to Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
On February 28, 2006, EnCana completed the sale of its interest in its Ecuador operations for $1.4 billion before indemnifications which are discussed further in this note.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended September 30,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$—	$291	$—	$—	$14	$107	$14	$398

Expenses
Production and mineral taxes	—	49	—	—	—	—	—	49
Transportation and selling	—	15	—	—	—	2	—	17
Operating	—	38	—	—	—	61	—	99
Purchased product	—	—	—	—	—	161	—	161
Depreciation, depletion and amortization	—	123	—	—	—	7	—	130
Interest, net	—	—	—	—	—	(1)	—	(1)
Foreign exchange (gain) loss, net	—	(1)	—	—	(4)	(1)	(4)	(2)
(Gain) loss on discontinuance	—	—	—	—	2	—	2	—

	—	224	—	—	(2)	229	(2)	453

Net Earnings (Loss) Before Income Tax	—	67	—	—	16	(122)	16	(55)
Income tax expense (recovery)	—	67	(7)	—	8	(40)	1	27

Net Earnings (Loss) From Discontinued Operations	$—	$—	$7	$—	$8	$(82)	$15	$(82)

	For the nine months ended September 30,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties *	$200	$723	$—	$—	$477	$925	$677	$1,648

Expenses
Production and mineral taxes	23	101	—	—	—	—	23	101
Transportation and selling	10	46	—	—	—	6	10	52
Operating	25	100	—	—	29	191	54	291
Purchased product	—	—	—	—	354	757	354	757
Depreciation, depletion and amortization	84	123	—	—	—	20	84	143
Interest, net	(2)	—	—	—	—	(1)	(2)	(1)
Accretion of asset retirement obligation	—	1	—	—	—	—	—	1
Foreign exchange (gain) loss, net	1	—	—	(3)	5	(2)	6	(5)
(Gain) loss on discontinuance	279	—	—	—	(766)	—	(487)	—

	420	371	—	(3)	(378)	971	42	1,339

Net Earnings (Loss) Before Income Tax	(220)	352	—	3	855	(46)	635	309
Income tax expense (recovery)	59	221	(5)	1	—	(13)	54	209

Net Earnings (Loss) From Discontinued Operations	$(279)	$131	$5	$2	$855	$(33)	$581	$100

*	Revenues, net of royalties in Ecuador include realized losses of $1 million related to derivative financial instruments. In 2005, revenues, net of royalties included realized losses of $105 million and unrealized mark-to-market gains of $50 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	September 30, 2006				December 31, 2005
		United				United
	Ecuador	Kingdom	Midstream	Total	Ecuador	Kingdom	Midstream	Total

Assets
Cash and cash equivalents	$—	$6	$1	$7	$207	$8	$(7)	$208
Accounts receivable and accrued revenues	—	—	10	10	137	—	271	408
Risk management	—	—	7	7	—	—	21	21
Inventories	—	—	20	20	23	—	390	413

	—	6	38	44	367	8	675	1,050
Property, plant and equipment, net	1	—	158	159	1,166	—	520	1,686
Investments and other assets	—	—	—	—	360	—	—	360
Goodwill	—	—	—	—	—	—	67	67

	$1	$6	$196	$203	$1,893	$8	$1,262	$3,163

Liabilities
Accounts payable and accrued liabilities	$—	$27	$—	$27	$91	$27	$49	$167
Income tax payable	—	—	19	19	184	6	40	230
Risk management	—	—	—	—	—	—	41	41

	—	27	19	46	275	33	130	438
Asset retirement obligation	—	—	—	—	21	—	—	21
Future income taxes (recovery)	—	—	25	25	162	(2)	86	246

	—	27	44	71	458	31	216	705

Net Assets of Discontinued Operations	$1	$(21)	$152	$132	$1,435	$(23)	$1,046	$2,458

Contingencies
EnCana has agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under the terms of EnCana’s sale agreement with Andes Petroleum Company. The purchaser requested payment and EnCana paid the maximum amount in the third quarter, calculated in accordance with the terms of the agreements, of approximately $265 million. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.
5. DIVESTITURES
Total proceeds received on sale of assets and investments was $634 million (2005 — $2,493 million) as described below:
Upstream
In 2006, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $23 million (2005 — $440 million).
In August 2006, the Company completed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil for approximately $367 million which resulted in a gain on sale of $304 million. After recording income tax of $49 million, EnCana recorded an after-tax gain of $255 million.
In May 2005, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. INTEREST, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Interest Expense — Long-Term Debt	$88	$104	$269	$310
Early Retirement of Long-Term Debt	—	121	—	121
Interest Expense — Other	9	5	19	12
Interest Income	(14)	(11)	(34)	(23)

	$83	$219	$254	$420

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Unrealized Foreign Exchange (Gain) Loss on Translation of U.S. Dollar Debt Issued from Canada	$4	$(205)	$(155)	$(140)
Other Foreign Exchange (Gain) Loss	(4)	(7)	(3)	79

	$—	$(212)	$(158)	$(61)

8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Current
Canada	$105	$6	$694	$288
United States	51	153	87	744
Other	45	(4)	48	(6)

Total Current Tax	201	155	829	1,026

Future	401	13	690	(661)

	$602	$168	$1,519	$365

Current income tax in the United States for the nine months ended September 30, 2005 of $591 million relates to income tax on the sale of the Gulf of Mexico assets.
The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Net Earnings Before Income Tax	$1,945	$516	$5,927	$1,325
Canadian Statutory Rate	34.7%	37.9%	34.7%	37.9%

Expected Income Tax	674	196	2,055	502

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	23	53	75	139
Canadian resource allowance	(1)	(51)	(20)	(141)
Canadian resource allowance on unrealized risk management losses	1	13	2	26
Statutory and other rate differences	(63)	(31)	(80)	(111)
Effect of tax rate changes*	—	—	(457)	—
Non-taxable capital (gains) losses	3	(43)	(30)	(27)
Tax basis retained on dispositions	—	—	—	(68)
Large corporations tax	—	20	—	24
Other	(35)	11	(26)	21

	$602	$168	$1,519	$365

Effective Tax Rate	31.0%	32.6%	25.6%	27.5%

*	During the second quarter, the Canadian federal and Alberta governments substantively enacted income tax rate reductions.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2006	2005

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$838	$1,425
Unsecured notes	829	793

	1,667	2,218

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	75	—
Unsecured notes	4,421	4,494

	4,496	4,494

Increase in Value of Debt Acquired *	64	64
Current Portion of Long-Term Debt	—	(73)

	$6,227	$6,703

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
10. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	September 30,	December 31,
	2006	2005

Asset Retirement Obligation, Beginning of Year	$816	$611
Liabilities Incurred	54	77
Liabilities Settled	(37)	(42)
Liabilities Disposed	—	(23)
Change in Estimated Future Cash Flows	21	135
Accretion Expense	37	37
Other	38	21

Asset Retirement Obligation, End of Period	$929	$816

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. SHARE CAPITAL

	September 30, 2006		December 31, 2005
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	854.9	$5,131	900.6	$5,299
Common Shares Issued under Option Plans	6.3	140	15.0	294
Common Shares Repurchased	(61.1)	(523)	(60.7)	(462)

Common Shares Outstanding, End of Period	800.1	$4,748	854.9	$5,131

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To September 30, 2006, the Company purchased 61.1 million Common Shares for total consideration of approximately $2,973 million. Of the amount paid, $523 million was charged to Share capital and $2,450 million was charged to Retained earnings.
EnCana has obtained regulatory approval each year under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids (“Bids”) which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase, for cancellation, up to approximately 85.6 million Common Shares under the renewed Bid which commenced on October 31, 2005 and will terminate no later than October 30, 2006.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at September 30, 2006. Information related to TSAR’s is included in Note 12.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	20.7	23.36
Exercised	(6.3)	23.58
Forfeited	(0.3)	23.80

Outstanding, End of Period	14.1	23.25

Exercisable, End of Period	13.9	23.24

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 22.99	1.2	2.1	14.48	1.2	14.26
23.00 to 23.49	0.2	1.4	23.21	0.2	23.23
23.50 to 23.99	5.5	1.6	23.89	5.4	23.89
24.00 to 24.49	6.8	0.6	24.17	6.8	24.17
24.50 to 25.99	0.4	1.9	25.23	0.3	25.27

	14.1	1.1	23.25	13.9	23.24

At September 30, 2006, the balance in Paid in surplus relates to Stock-Based Compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at September 30, 2006. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2005.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Current Service Cost	$3	$1	$10	$5
Interest Cost	5	5	13	11
Expected Return on Plan Assets	(4)	(4)	(12)	(10)
Expected Actuarial Loss on Accrued Benefit Obligation	1	2	4	3
Expected Amortization of Past Service Costs	—	—	1	1
Amortization of Transitional Obligation	—	(2)	(1)	(2)
Expense for Defined Contribution Plan	9	6	20	16

Net Benefit Plan Expense	$14	$8	$35	$24

For the period ended September 30, 2006, contributions of $9 million have been made to the defined benefit pension plans.
B) Share Appreciation Rights (“SAR’s")
The following table summarizes the information about SAR’s at September 30, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR's	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	246,739	23.13
Exercised	(242,739)	23.18

Outstanding, End of Period	4,000	20.25

Exercisable, End of Period	4,000	20.25

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	319,511	14.33
Exercised	(307,423)	14.41

Outstanding, End of Period	12,088	12.37

Exercisable, End of Period	12,088	12.37

For the period ended September 30, 2006, EnCana has recorded a reduction of $1 million to compensation costs related to the outstanding SAR’s (2005 — costs of $19 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at September 30, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,403,967	38.41
Granted	11,006,350	48.92
Exercised — SAR’s	(519,696)	34.66
Exercised — Options	(29,484)	32.97
Forfeited	(1,017,452)	42.84

Outstanding, End of Period	17,843,685	44.75

Exercisable, End of Period	2,018,553	37.23

For the period ended September 30, 2006, EnCana recorded compensation costs of $28 million related to the outstanding TSAR’s (2005 — $86 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at September 30, 2006:

		Average
	Outstanding	Share
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	836,561	26.81
Granted, Directors	70,000	56.71
Exercised	(52,562)	27.92
Units, in Lieu of Dividends	8,980	55.11

Outstanding, End of Period	862,979	29.46

Exercisable, End of Period	862,979	29.46

For the period ended September 30, 2006, EnCana recorded compensation costs of $3 million related to the outstanding DSU’s (2005 — $26 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at September 30, 2006:

		Average
	Outstanding	Share
	DSU's	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,704,348	30.65
Granted	27,557	30.11
Exercised	(239,794)	23.26
Forfeited	(282,021)	31.35

Outstanding, End of Period	4,210,090	31.03

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	739,649	25.22
Granted	3,621	25.56
Forfeited	(156,652)	23.79

Outstanding, End of Period	586,618	25.61

For the period ended September 30, 2006, EnCana recorded compensation costs of $14 million related to the outstanding PSU’s (2005 — $57 million).
At September 30, 2006, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ened September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2006	2006	2006	2005	2006	2005

Weighted Average Common Shares Outstanding — Basic	847.9	829.6	809.7	855.1	829.1	872.9
Effect of Dilutive Securities	16.9	15.5	14.6	20.7	16.5	21.3

Weighted Average Common Shares Outstanding — Diluted	864.8	845.1	824.3	875.8	845.6	894.2

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized Gain (Loss) on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues, Net of Royalties	$199	$(196)	$153	$(329)
Operating Expenses and Other	1	7	4	17

Gain (Loss) on Risk Management — Continuing Operations	200	(189)	157	(312)
Gain (Loss) on Risk Management — Discontinued Operations	—	(55)	4	(111)

	$200	$(244)	$161	$(423)

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues, Net of Royalties	$428	$(810)	$1,921	$(1,457)
Operating Expenses and Other	—	1	(2)	3

Gain (Loss) on Risk Management — Continuing Operations	428	(809)	1,919	(1,454)
Gain (Loss) on Risk Management — Discontinued Operations	5	(90)	27	(89)

	$433	$(899)	$1,946	$(1,543)

Amounts Recognized on Transition
Upon initial adoption of the current accounting policy for risk management instruments on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings.
At September 30, 2006, a net unrealized gain remains to be recognized over the next three years as follows:

Unrealized
Gain

2006
Three months ended December 31, 2006	$6

Total remaining to be recognized in 2006	$6

2007	$15
2008	1

Total to be recognized	$22

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ened September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to September 30, 2006:

			Total
	Transition	Fair Market	Unrealized
	Amount	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(40)	$(640)	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2006	—	2,089	2,089
Fair Value of Contracts in Place at Transition Expired During 2006	18	—	18
Fair Value of Contracts Realized During 2006	—	(161)	(161)

Fair Value of Contracts Outstanding	$(22)	$1,288	$1,946
Unamortized Premiums Paid on Options		190

Fair Value of Contracts and Premiums Paid, End of Period		$1,478

Amounts Allocated to Continuing Operations	$(22)	$1,471	$1,919
Amounts Allocated to Discontinued Operations	—	7	27

	$(22)	$1,478	$1,946

At September 30, 2006, the remaining net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
September 30, 2006

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1

Accounts payable and accrued liabilities	18
Other liabilities	5

Net Deferred Gain — Continuing Operations	$22

Risk Management
Current asset	$1,293
Long-term asset	243

Current liability	60
Long-term liability	5

Net Risk Management Asset — Continuing Operations	1,471
Net Risk Management Asset — Discontinued Operations	7

$1,478

A summary of all unrealized estimated fair value financial positions is as follows:

As at
September 30, 2006

Commodity Price Risk
Natural gas	$1,420
Crude oil	47
Credit Derivatives	(2)
Interest Rate Risk	6

Total Fair Value Positions — Continuing Operations	1,471
Total Fair Value Positions — Discontinued Operations	7

$1,478

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2005 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at September 30, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At September 30, 2006, the Company’s gas risk management activities from financial contracts had an unrealized gain of $1,332 million and a fair market value position of $1,427 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	495	2006	5.63	US$/Mcf	$(1)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	—
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(2)
Other	91	2006	5.07	US$/Mcf	2

NYMEX Fixed Price	945	2007	8.85	US$/Mcf	390
Other	8	2007	8.97	US$/Mcf	5

Options
Purchased NYMEX Put Options	2,687	2006	7.77	US$/Mcf	474

Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	21

Basis Contracts
Fixed NYMEX to AECO Basis	780	2006	(0.70)	US$/Mcf	(8)
Fixed NYMEX to Rockies Basis	254	2006	(0.59)	US$/Mcf	18
Fixed NYMEX to CIG Basis	259	2006	(0.84)	US$/Mcf	11
Other	145	2006	(0.29)	US$/Mcf	2

Fixed NYMEX to AECO Basis	747	2007	(0.72)	US$/Mcf	75
Fixed NYMEX to Rockies Basis	538	2007	(0.65)	US$/Mcf	170
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	107
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	(1)

Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	10
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	39
Fixed NYMEX to Rockies Basis (NYMEX Adjusted)	210	2008	17% of NYMEX	US$/Mcf	—
Fixed NYMEX to CIG Basis	40	2008-2009	(0.68)	US$/Mcf	13

Purchase Contracts
Fixed Price Contracts
Waha Purchase	23	2006	5.32	US$/Mcf	—
Other	10	2006	7.84	US$/Mcf	(2)

Other	8	2007	7.84	US$/Mcf	(1)

					1,322
Other Financial Positions *					10

Total Unrealized Gain on Financial Contracts					1,332
Unamortized Premiums Paid on Options					95

Total Fair Value Positions					$1,427

Total Fair Value Positions — Continuing Operations					$1,420
Total Fair Value Positions — Discontinued Operations					7

Total Fair Value Positions					$1,427

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management activities.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At September 30, 2006, the Company’s oil risk management activities from financial contracts had an unrealized loss of $(48) million and a fair market value position of $47 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Fixed WTI NYMEX Price	15,000	2006	34.56	US$/bbl	$(41)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	US$/bbl	1
Purchased WTI NYMEX Put Options	59,000	2006	50.44	US$/bbl	(8)
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	US$/bbl	1

Purchased WTI NYMEX Put Options	91,500	2007	55.34	US$/bbl	(10)

					(57)
Other Financial Positions *					9

Total Unrealized Loss on Financial Contracts					(48)
Unamortized Premiums Paid on Options					95

Total Fair Value Positions					$47

Total Fair Value Positions — Continuing Operations					$47

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
15. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In the Gallo action, the decision dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims is on appeal to the United States Court of Appeals for the Ninth Circuit. The Gallo lawsuit is stayed pending this appeal.
Without admitting any liability in the lawsuits, WD has paid $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court. WD has also agreed to pay $2.4 million to settle the class action lawsuits filed in the United States District Court in California, without admitting any liability in the lawsuits, subject to approval by the United States District Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD was a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD agreed to pay $8.2 million to settle the New York class action lawsuit. Final documentation and approval by the New York District Court have been obtained and WD has paid the stated settlement amount.
Based on the aforementioned settlements, a total of $31 million has been expensed. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)